VimpelCom Ltd. Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T +31 (0)20 797 72 00 F +31 (0)20 797 72 01 W www.vimpelcom.com

February 28, 2013

VIA EDGAR

Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	VimpelCom Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 1-34694

Dear Ms. Blye:

We respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 13, 2013 regarding the filing listed above by VimpelCom Ltd. (references to the “Company” or “VimpelCom” include any or all of VimpelCom Ltd. and its subsidiaries). Our responses repeat the captions and comments contained in the Staff’s February 13 letter, and we have numbered them to correspond to the comment numbers in the Staff’s letter.

General

1.	You state that certain countries in which you operate are, or in the future may be, subject to international sanctions, including those imposed by the United States. We are aware of news reports indicating that you may provide services to ETECSA in Cuba; that you may provide international voice roaming services in Sudan and in Syria; and that your Armenian subsidiary may operate one or more channels from Armenia to Iran. Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about operations in those countries.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through direct or indirect arrangements, during the last three fiscal years and the subsequent interim period. Your

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response should describe any products, equipment, software, technology, information, support, and services you have provided into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

VimpelCom’s Armenian subsidiary, ArmenTel, and Telecommunications Company of Iran (“TCI”), a Iranian Government-owned company, have an agreement for the provision of voice services. This agreement has been in place since 2003. Under the agreement, ArmenTel sends direct traffic to TCI and TCI sends both direct and transit traffic to ArmenTel. Furthermore, ArmenTel does not provide any telecommunications equipment or technology to TCI. ArmenTel currently is in negotiations with the Telecommunication Infrastructure Company of the Islamic Republic of Iran (“TIC”) to provide international TCP/IP transit services, i.e., transparent transmission of data from networks of Iran operators to third operator networks outside of Iran. VimpelCom does not intend to provide any services in Iran or transfer any related telecommunications equipment or technology to TIC. ArmenTel intends to provide international TCP/IP transit services within the territory of Armenia.

VimpelCom has active roaming agreements with GSM mobile network operators in various countries, including Cuba (including with ETECSA), Iran, Sudan, and Syria (the “Roaming Partners”). Pursuant to these agreements, the Company’s subscribers receive customary international roaming services on the Roaming Partners’ networks in Cuba, Iran, Sudan, and Syria, and the Roaming Partners’ subscribers receive such services while roaming on the Company’s networks outside those countries. The Company has not provided any telecommunications equipment or technology to Cuba, Iran, Sudan, or Syria.

Quantitative materiality.

For the years 2010, 2011, and 2012, aggregate revenues to the Company from all business activities related to Cuba, Iran, Sudan, and Syria were less than 1% of the consolidated revenue of the Company for each period, which are consistent with historic levels of business related to those countries. The revenues from business activities related to Cuba, Iran, Sudan, and Syria as a percentage of the Company’s revenues are clearly well below any reasonably accepted threshold of quantitative materiality.

In addition, the Company has no subsidiaries, offices, facilities, employees or other assets located in Cuba, Iran, Sudan, and Syria, and has not maintained any assets in these countries during the relevant fiscal years and the subsequent interim period.

Other considerations.

The Company is not a U.S. person – i.e., a company organized under the laws of the United States – that is otherwise subject to U.S. economic sanctions. The Company does not have a business presence in Cuba, Iran, Syria, or Sudan. Moreover, the Company does not

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believe that the limited activities outlined above are harmful to the Company’s reputation or share value because the Company’s activities in Cuba, Iran, Sudan, and Syria are consistent with stated U.S. policy to support telecommunications links with the populations of these countries and would be authorized and permitted by the U.S. government if undertaken by U.S. persons pursuant to the U.S. economic sanctions regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). For the same reasons, the Company does not believe the fact that the Company provides voice services to Iran and has international roaming arrangements with GSM mobile network operators in Cuba, Iran, Sudan, and Syria that are permissible under U.S. law if performed by U.S. persons, would be deemed important to a reasonable investor in making an investment decision.

Accordingly, the Company believes that any direct or indirect contacts the Company has had with Iran, Sudan, Cuba and Syria are not and were not material to the Company, its financial condition or its results of operations, and there are no other considerations that would warrant any changes in the Company’s prior filings with the Commission.

VimpelCom acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at +31 20 797 7200 if you have further questions.

Sincerely yours,

VimpelCom Ltd.

By:	/s/ Jeffrey McGhie

Jeffrey McGhie
Group General Counsel